Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

There is no parent of the Company. The following is a listing of the significant subsidiaries of the Company, or if indented, subsidiaries of the Company under which they are listed.

JURISDICTION OF ORGANIZATION
McKesson Financial Holdings	Ireland
Cougar I UK Ltd.	United Kingdom
Dragonfly GmbH & Co. KGaA	Germany
Celesio AG	Germany